NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of National R.V. Holdings, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on December 8, 2006, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading-day period of not less than $75,000,000 and total stockholders' equity of not less than $75,000,000. The Exchange had previously accepted a plan provided by the Company to bring it into conformity with these continued listing standards. The Company has since been unable to meet certain material aspects of that plan. The Company moved the listing of its Common Stock to NYSEArca on Friday, October 13, 2006. 1. The Exchange's Listed Company Manual, Section 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time, total stockholders' equity is less than $75,000,000. 2. The Exchange, on October 11, 2006, determined that the Common Stock should be suspended from trading before the opening of the trading session on October 13, 2006, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on October 11, 2006. 3. Pursuant to the above authorization, a press release was issued on October 11, 2006, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on October 12, 2006 of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on October 13, 2006. 4. On October 3, 2006, the Exchange received a letter from the Company advising that it formally waived its right to a hearing relative to the delisting of the stated Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 13, 2006.